Exhibit 99.1

NYSE, TSX: NTR	News Release

January 28, 2019

Nutrien Ag Solutions and Lindsay Partner to Improve Agricultural Water Use Efficiency

Loveland, Colorado – Nutrien Ag Solutions and Lindsay Corporation (NYSE: LNN), a leading global manufacturer and distributor of irrigation and infrastructure equipment and technology, today announced a partnership that will enable Nutrien Ag Solutions crop consultants to leverage Lindsay’s remote irrigation management and scheduling platform to supplement Nutrien Ag Solutions’ offerings. Through this partnership, Lindsay and Nutrien Ag Solutions will also automate the transfer of as-applied data from Lindsay’s FieldNET Advisor to the Nutrien Ag Solutions digital platform to strengthen growers’ ability to optimize water application amount and timing at every point throughout their fields.

Nutrien Ag Solutions provides whole-acre solutions and services that help growers make informed agronomic decisions. This collaboration means that Nutrien Ag Solutions can now add Lindsay’s FieldNET Advisor to its digital and agronomic offerings, enabling growers to better streamline water usage as part of their overall field management plan. The Nutrien Ag Solutions digital platform leverages deep agronomic data science and leading-edge technology to solve real world problems for growers.

“Because growers depend on us to deliver solutions that optimize outcomes in the most sustainable way, we are committed to finding industry partners that share our mission of applying the best science and technology towards complex agricultural issues,” said Sol Goldfarb, Vice President, Digital Strategy, at Nutrien Ag Solutions. “Our partnership with Lindsay means growers can start to augment their knowledge and experience with real-time digital insights.”

FieldNET Advisor, a solution available through Lindsay’s FieldNET remote irrigation monitoring and control platform, is the world’s first cloud-based irrigation scheduling tool that delivers automated, daily irrigation recommendations, helping growers decide precisely when, where and how much to irrigate.

“We are excited and honored to be partnering with Nutrien Ag Solutions,” said Brian Magnusson, Vice President of technology and innovation at Lindsay. “This collaboration will demonstrate the utility and effectiveness of FieldNET Advisor not only at the individual grower level, but also for the ag retail business. Due in large part to FieldNET Advisor’s versatility, we expect to continue to see meaningful results across the precision ag value chain.”

The data connection between the Nutrien Ag Solutions digital platform and Lindsay’s FieldNET Advisor will save growers time by streamlining data collection and entry and will further improve the precision of the resulting crop zones, agronomic models and variable rate prescriptions. This data connection is expected to be available later in 2019.

For more information about Nutrien Ag Solutions, visit www.nutrienagsolutions.com. For more information about FieldNET technology visit www.myfieldnet.com.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Lindsay Corporation

Lindsay Corporation (NYSE: LNN) is a leading global manufacturer and distributor of irrigation and infrastructure equipment and technology. Established in 1955, the company has been at the forefront of research and development of innovative solutions to meet the food, fuel, fiber and transportation needs of the world’s rapidly growing population. The Lindsay family of irrigation brands includes Zimmatic® center pivot and lateral move agricultural irrigation systems and FieldNET® remote irrigation management and scheduling technology as well as irrigation consulting and design and industrial IoT solutions. Also a global leader in the transportation industry, Lindsay Transportation Solutions manufactures equipment to improve road safety and keep traffic moving on the world’s roads, bridges and tunnels, through the Barrier Systems®, Road Zipper® and Snoline™ brands. For more information about Lindsay Corporation, visit www.Lindsay.com.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Contact us at: www.nutrien.com

2